Exhibit 21.1

Sempra Energy

Schedule of Certain Subsidiaries

at December 31, 2015

Subsidiary	State of Incorporation or Other Jurisdiction
AEI Asociacion en Participacion	Peru
Enova Corporation	California
Infraestructura Energetica Nova, S. A.B.	Mexico
Luz del Sur S.A.A.	Peru
Pacific Enterprises	California
Pacific Enterprises International	California
San Diego Gas & Electric Company	California
Sempra Energy International	California
Sempra Energy Holdings III B.V.	Netherlands
Sempra Energy International Holdings N.V.	Netherlands
Sempra Energy Holdings XI B.V.	Netherlands
Sempra Global	Delaware
Semco Holdco, S. de R.L. de C.V.	Mexico
Southern California Gas Company	California